UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 7)

McWhorter Technologies, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

582803 10 2
(CUSIP Number)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [X] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                   13G

CUSIP NO.  582803 10 2


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Wells Fargo & Company (formerly known as Norwest
            Corporation)
            Tax Identification No.  41-0449260

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    290,079
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  255,586
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 122,683
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      384,992

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             549,935

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             5.2%

12)        TYPE OF REPORTING PERSON*

             HC

                                   13G

CUSIP NO.  582803 10 2


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Bank Minnesota, National Association
            Tax Identification No.  41-0451159

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    287,400
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  255,186
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 120,004
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      384,592

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             546,856

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             5.2%

12)        TYPE OF REPORTING PERSON*

             BK

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 7)

DISCLAIMER: Information in this Schedule 13G is provided solely for the purpose of complying with Sections 13(d) and 13(g) of the Act and regulations promulgated thereunder, and is not to be construed as an admission that Wells Fargo & Company or any of its subsidiaries is the beneficial owner of the securities covered by this Schedule 13G for any purpose whatsoever.

Item 1(a)  Name of Issuer:

           McWhorter Technologies, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:

           400 East Cottage Place
           Carpentersville, IL  60110

Item 2(a)  Name of Person Filing:

           1.  Wells Fargo & Company
           2.  Norwest Bank Minnesota, National Association ("NBM")

Item 2(b)  Address of Principal Business Office:

           1.  Wells Fargo & Company
               420 Montgomery Street
               San Francisco, CA  94104

           2.  Norwest Bank Minnesota, National Association
               Norwest Center
               Sixth and Marquette
               Minneapolis, MN  55479-0001

Item 2(c)  Citizenship:

           1.  Wells Fargo & Company:  Delaware
           2.  NBM:  United States

Item 2(d)  Title of Class of Securities:

           Common Stock

Item 2(e)  CUSIP Number:

           582803 10 2


Item 3     The person filing is a:

           1. Wells Fargo & Company: Parent Holding Company in accordance with 240.13d-1(b)(1)(ii)(G)
           2.  NBM:  Bank as defined in Section 3(a)(6) of the Act

Item 4     Ownership:

           (a) Amount beneficially owned: 549,935 shares (includes 546,856 shares deemed to be beneficially owned by
                NBM).

           (b)  Percent of class:  5.2%

           (c)  Number of shares as to which such person has:

               (i)    Sole power to vote or direct the vote:  290,079

               (ii)   Shared power to vote or direct the vote:  255,586

               (iii)  Sole power to dispose or to direct the
                      disposition of:  122,683

               (iv)   Shared power to dispose or direct the disposition
                      of:  384,992

Item 5     Ownership of Five Percent or Less of a Class:

           If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be beneficial owners of more than five percent of the class of securities, check the following [ ].

Item 6     Ownership of More than Five Percent on Behalf of Another
           Person:

           Persons other than Wells Fargo & Company and its Subsidiaries have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. To the knowledge of Wells Fargo & Company, no interest of any such person represents more than 5% of the class.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
           Holding Company:

           See Attachment A

Item 8     Identification and Classification of Members of the Group:

           Not Applicable

Item 9     Notice of Dissolution of Group:

           Not Applicable


Item 10    Certification:

           By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  December 15, 1998

WELLS FARGO & COMPANY



By:  Laurel A. Holschuh
     Laurel A. Holschuh, Senior Vice President
      and Secretary


AGREEMENT


The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is attached shall be filed by Wells Fargo &
Company on its own behalf and on behalf of Wells Fargo Bank, N.A.

Dated:  December 15, 1998

WELLS FARGO & COMPANY



By:  Laurel A. Holschuh
     Laurel A. Holschuh, Senior Vice President
       and Secretary

WELLS FARGO BANK, N.A.



By:  Theodore N. Monohon
     Theodore N. Monohon
      Vice President



ATTACHMENT A

The Schedule 13G to which this attachment is appended is filed on behalf of Norwest Bank Minnesota, N.A. and Wells Fargo Bank, N.A.
Norwest Bank Minnesota, National Association (NBM) is classified as a bank in accordance with Regulation 13d-1(b)(1)(ii)(B).